04027651

Southeastern Banking Corporation

Summary Annual Report

2003

P.E.
12-31-03

RECD S.E.C.
APR 2 8 2004

ARLS

A Tradition of Excellence Since 1889

An Act

Southeastern Banking Corporation

To incorporate The Darien Bank and for other purposes connected therewith.

Section [illegible] of Georgia

Southeastern Banking Corporation, with assets of $374 million, is a financial services company with operations in southeast Georgia and northeast Florida. Southeastern Bank, the Company's principal subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its fifteen branch locations, loan production office in Brunswick, Georgia, and ATM network. Services offered include traditional deposit and credit services, long-term mortgage originations, and credit cards. Southeastern Bank also offers 24-hour delivery channels, including internet and telephone banking, and provides insurance and investment brokerage services. The Company is headquartered in Darien, Georgia.

Fulton W. [illegible] Erwin, Jesse C. Woodhull and such other persons as may hereafter become associated with them, and their successors and assigns, shall hereafter be a body politic and corporate, with continuous succession under the name and style of "The Darien Bank", and by said corporate name shall be competent in law to contract and be contracted with, sue and be sued, plead and be impleaded in any Court having jurisdiction over the subject matter involved; to receive, purchase, own, hold and [illegible] property of all descriptions, and alien, convey, [illegible] mortgage and otherwise dispose of the same in [illegible] manner that a natural person might lawfully dispose of similar property. Said corporation shall have power to make use, renew and alter at pleasure, a corporate seal, make bylaws not inconsistent with laws of the land, and do all acts and things necessary or proper to carry into effect the objects and purposes of this Act, and to exercise in general all the powers incident to corporations and necessary and proper for the transaction of the

Table of Contents





Years Ended December 31,	2003	2002	Percent Change
At December 31:			
Total assets	**$374,367,734**	$378,139,629	-1.00%
Earning assets	**348,846,129**	352,201,628	-0.95
Loans, net of unearned income	**205,680,379**	174,980,944	17.54
Allowance for loan losses	**3,832,651**	3,600,833	6.44
Investment securities	**131,759,050**	153,322,684	-14.06
Deposits	**316,963,492**	317,848,027	-0.28
Long-term debt	**5,000,000**	5,000,000	-
Treasury stock	**4,600,167**	4,124,263	11.54
Realized shareholder's equity	**46,598,527**	45,193,053	3.11
# of shares outstanding	**3,312,539**	3,333,139	-0.62
For the Year:			
Net income	**$5,201,021**	$4,758,792	9.29%
Common dividends paid	**3,382,825**	3,430,236	-1.38
Per Common Share:			
Basic earnings	**$1.56**	$1.42	9.86%
Dividends declared	**1.00**	1.00	-
Market price:			
High	**25.90**	19.50	32.82
Low	**17.76**	13.30	33.53
Book value	**14.07**	13.56	3.76
Financial Ratios:			
Return on average assets	**1.42%**	1.30%	9.23%
Return on beginning equity	**11.51**	10.66	7.97
Tier 1 capital ratio	**19.06**	20.76	-8.19
Total capital ratio	**20.32**	22.01	-7.68
Tier 1 leverage ratio	**12.56**	12.14	3.46

Southeastern Banking Corporation . . . . .
Continuing A Tradition of Excellence



Dear Fellow Shareholders:

Last year, we set out to deliver shareholder value by increasing net income, growing loan production, venturing into new markets, developing new talent, and continuing stock buy-backs. We achieved these primary goals in 2003, but our work is not yet done. Let me explain:

Your Company delivered record earnings in 2003. Net income increased 9.29% to $5,201,021, resulting in per share earnings of $1.56. The return on beginning equity improved 85 basis points to 11.51% in 2003 from 10.66% in 2002. Similarly, the return on average assets for the same periods totaled 1.42% and 1.30%. A 6.86% or $1,052,178 increase in net interest income was the overriding factor in the 2003 results. As was the case in 2002, reductions in cost of funds led the improvement in net interest results. Cost of funds dropped 115 basis points from 2002 levels, totaling 1.75% in 2003 versus 2.90% in 2002. We continued to reduce our balances and exposure to higher-cost certificates of deposit, while simultaneously increasing balances in lower-cost NOW, MMA, and demand deposit accounts. In addition to reducing funding costs, we were also able to shift lower-earning assets into loans, thereby positively impacting our earnings results.

Loans grew 17.54% or $30,699,435 during 2003, the largest internally generated growth in our history. The net loans to deposits ratio totaled 64.89% at year-end 2003, up from 55.05% at December 31, 2002. Loan growth in 2003 was concentrated in the real estate-construction and commercial portfolios. Continuing 2002 gains, commercial loans increased $8,397,623 at December 31, 2003 compared to 2002. Real estate - construction loans grew $26,399,935 during this same period. The desire of the public to live near our nation's coasts continues unabated, as housing developments, condominiums, and new businesses expand into our coastal communities. We benefit from the new lending opportunities created by such growth.

We continued to expand our franchise into markets with above-average potential for growth. **To that end, the Company opened a loan production office in Brunswick, Georgia in February 2003.** Significantly, over half of the new loan origination in 2003 was attributable to the Brunswick office. The success of our loan production office has prompted us to find a permanent home in the Brunswick market near the I-95 corridor. A tract of real estate has been purchased, and we plan to commence construction of our full-service facility by the fourth quarter of 2004.

Loan growth was achieved without compromising asset quality. **While net loans outstanding grew 17.54% during 2003, nonperforming loans as a percent of net loans declined 42%.** Notwithstanding the improvement in loan quality, our allowance to net loans ratio remained strong at 1.86%, over 50 basis points higher than our peer average. Our lenders and administrators have done a tremendous job of increasing production while maintaining credit quality.

The Company's ability to produce value for its shareholders is evidenced by the appreciation in stock price during 2003: **Our closing stock price at year-end 2003 was $25.90, a 48% increase from its closing price in December 2002.** We continued our buyback of common stock in the open market and through private transactions, purchasing 20,600 shares in 2003. Cumulatively, since initial authorization of our repurchase program in March 2000, we have purchased 268,258 shares at an average price of $17.15 per share. Your proportionate ownership in the Company has increased approximately 7.50% since the buy-back program began.

Additional highlights include:

- *Addition of Jerry W. Harper and Albert P. Downey to our Bank Board of Directors.* In December 2003, we welcomed Jerry W. Harper and in February 2004, Albert P. Downey, to the Southeastern Bank Board of Directors. Jerry, a local CPA, brings a wealth of accounting and financial expertise to the Board and in that capacity, he has agreed to serve as vice-chairman of our Audit Committee. Al's experience in real estate brokerage should prove invaluable as we increase our lending in the coastal markets.
- *Corporate Governance.* In 2003, we contracted Donald R. McCue to oversee the internal audit function and our Sarbanes-Oxley compliance. Don is a former national banking partner of a Big Five accounting firm, and we are excited to have someone of his caliber on our team. As you might expect, corporate governance will be a hot topic for the foreseeable future.
- *Website upgrade.* We updated our southeasternbank.com website, including narrative and graphic content, in 2003. Through this site, the Company provides a direct link to its Securities and Exchange Act filings. Reports accessible from this link include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Please become a user of our site!
- *Building Renovation Program.* We have embarked on a renovation program for our retail locations. In fact, the renovation of our main office in Darien has already begun. We will blend our old fashioned service, long a hallmark of our institution, with innovative product offerings and the best conveniences of modern technology. Updated interiors, new signage, and fresh landscaping are planned for many locations.

What's ahead? In 2004 and beyond, we will continue to evolve. We will expand product offerings. We will branch into new markets and extend our reach in existing ones. We will continue to develop new talent. And, as always, we remain committed to exceeding customer and shareholder expectations. We are excited about the prospects ahead and hope you are, too.

Respectfully submitted,



Cornelius P. Holland III
President
April 21, 2004



Southeastern Bank Board of Directors

1st row, left to right: Archie C. Davis, Jr., Cornelius P. Holland, III,* Alyson G. Beasley,* R. Lanier Miles
2nd row: A. Wade Strickland, David H. Bluestein,* Farris Thomas, Jerry W. Harper, Lawrence F. Jacobs, Gene F. Brannen,* Albert P. Downey
3rd row: Alva J. Hopkins, III,* G. Norris Johnson,* Leslie H. Blair,* Dan A. Williams

*Southeastern Banking Corporation Board of Directors



Emeritus Directors

Charles M. Williamson, Jr.
William Downey*
Gus Patelidas
Frank B. Williams, Jr.



R. Lanier Miles, Alyson G. Beasley, Cornelius P. Holland, III



Marvin L. Pipkin, E. Amanda Kirby, Ronald M. Adams, Rodney P. C. Burney



Millie J. Ray
Wanda D. Pitts
Janice N. Downie

Paul H. Ploeger, III
Judy H. Doke
Donald R. McCue
Kathy C. Holt





Scott L. Sykes
Christina A. Belcher
Ellen T. Washington
Latrelle M. Peterson
Randall D. Hicks

Isidro R. Gajo, Jr.
Suzanna S. Jones
Raymond W. Nance, Jr.





Thomas A. Todd, III
Diane Y. Martin
Carolyn B. Ethridge
Christopher M. Harper

Thomas R. Tillman
Shirley L. Wainright
R. Eugene Crews





Craig H. Morgan
B. Patricia Lee

C. Harris Meadows
Vernice B. Jordan
Tony E. Crews



December 31,	2003	2002
Assets		
Cash and due from banks	**$ 15,951,941**	$ 16,824,550
Federal funds sold	**10,454,000**	22,811,000
Cash and cash equivalents	**26,405,941**	39,635,550
Investment securities		
Held-to-maturity (market value of approximately $39,677,000 and $39,764,000 at December 31, 2003 and 2002)	**37,416,385**	37,697,612
Available-for-sale, at market value	**94,342,665**	115,625,072
Total investment securities	**131,759,050**	153,322,684
Loans, gross	**205,896,094**	175,314,077
Unearned income	**(215,715)**	(333,133)
Allowance for loan losses	**(3,832,651)**	(3,600,833)
Loans, net	**201,847,728**	171,380,111
Premises and equipment, net	**8,933,755**	8,140,885
Intangible assets	**702,798**	854,234
Other assets	**4,718,462**	4,806,165
Total Assets	**$374,367,734**	$378,139,629
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	**$ 58,953,522**	$ 57,694,311
Interest-bearing deposits	**258,009,970**	260,153,716
Total deposits	**316,963,492**	317,848,027
U.S. Treasury demand note	**733,936**	3,028,187
Federal Home Loan Bank advances	**5,000,000**	5,000,000
Other liabilities	**3,905,049**	4,734,245
Total liabilities	**326,602,477**	330,610,459
Shareholders' Equity		
Common stock ($1.25 par value; 10,000,000 shares authorized; 3,580,797 shares issued; 3,312,539 and 3,333,139 shares outstanding at December 31, 2003 and 2002)	**4,475,996**	4,475,996
Additional paid-in capital	**1,391,723**	1,391,723
Retained earnings	**45,330,975**	43,449,597
Treasury stock, at cost (268,258 and 247,658 shares at December 31, 2003 and 2002)	**(4,600,167)**	(4,124,263)
Realized shareholders' equity	**46,598,527**	45,193,053
Accumulated other comprehensive income – unrealized gains on available-for-sale securities, net of tax	**1,166,730**	2,336,117
Total shareholders' equity	**47,765,257**	47,529,170
Total Liabilities and Shareholders' Equity	**$374,367,734**	$378,139,629

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

Years Ended December 31,	2003	2002	2001
Interest income			
Loans, including fees	**$14,611,237**	$14,850,861	$16,263,390
Federal funds sold	**115,875**	278,029	829,442
Investment securities			
Taxable	**4,518,526**	6,053,885	7,116,022
Tax-exempt	**1,562,345**	1,545,271	1,364,028
Other assets	**41,501**	58,807	80,457
Total interest income	**20,849,484**	22,786,853	25,653,339
Interest expense			
Deposits	**4,150,995**	7,141,592	10,707,104
Federal funds purchased	**5,859**	-	-
U.S. Treasury demand note	**7,528**	12,337	30,076
Federal Home Loan Bank advances	**300,111**	300,111	300,111
Total interest expense	**4,464,493**	7,454,040	11,037,291
Net interest income	**16,384,991**	15,332,813	14,616,048
Provision for loan losses	**967,500**	1,074,000	1,200,000
Net interest income after provision for loan losses	**15,417,491**	14,258,813	13,416,048
Noninterest income			
Service charges on deposit accounts	**2,653,296**	2,612,639	2,306,877
Investment securities gains, net	**12,921**	13,183	14,942
Other operating income	**1,274,596**	1,201,268	1,102,410
Total noninterest income	**3,940,813**	3,827,090	3,424,229
Noninterest expense			
Salaries and employee benefits	**6,838,733**	6,355,909	6,187,339
Occupancy and equipment, net	**2,447,645**	2,363,449	2,180,672
Other operating expense	**2,673,580**	2,736,523	2,814,190
Total noninterest expense	**11,959,958**	11,455,881	11,182,201
Income before income tax expense	**7,398,346**	6,630,022	5,658,076
Income tax expense	**2,197,325**	1,871,230	1,560,950
Net income	**$ 5,201,021**	$ 4,758,792	$ 4,097,126
Basic earnings per common share	**$ 1.56**	$ 1.42	$ 1.21
Weighted average common shares outstanding	**3,329,178**	3,359,204	3,397,823

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

Independent Auditor's Report

To the Board of Directors and Shareholders of Southeastern Banking Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Southeastern Banking Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended (not presented herein) and, in our report dated February 27, 2004, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

/s/ Mauldin & Jenkins, LLC
Albany, Georgia
February 27, 2004

Years Ended December 31,	**2003**	2002	2001
Operating activities			
Net income	**$ 5,201,021**	$ 4,758,792	$ 4,097,126
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**967,500**	1,074,000	1,200,000
Depreciation	**830,148**	829,853	767,170
Amortization and accretion, net	**1,156,225**	724,145	123,228
Deferred income tax benefit	**(87,593)**	(94,476)	(29,353)
Investment securities gains, net	**(12,921)**	(13,183)	(14,942)
Net (gains) losses on other real estate	**(30,077)**	25,105	37,157
Changes in assets and liabilities:			
Decrease in other assets	**254,359**	378,917	813,755
(Decrease) increase in other liabilities	**(341,557)**	(1,028,353)	370,840
Net cash provided by operating activities	**7,937,105**	6,654,800	7,364,981
Investing activities			
Principal collections and maturities of investment securities:			
Held-to-maturity	**3,583,550**	3,593,200	3,514,700
Available-for-sale	**76,329,154**	60,614,278	99,875,547
Proceeds from sales of investment securities held-to-maturity	**310,650**	-	-
Purchases of investment securities held-to-maturity	**(3,721,287)**	(6,289,505)	(11,958,805)
Purchases of investment securities available-for-sale	**(57,693,351)**	(52,067,800)	(101,927,535)
Net (increase) decrease in loans	**(31,445,367)**	(2,004,299)	9,050,120
Proceeds from sales of other real estate	**130,470**	203,002	247,753
Net funds paid in purchase of branch	**-**	(7,748,200)	-
Capital expenditures, net	**(1,623,018)**	(792,018)	(719,389)
Net cash used in investing activities	**(14,129,199)**	(4,491,342)	(1,917,609)
Financing activities			
Net (decrease) increase in deposits	**(884,535)**	14,876,818	2,970,516
Net (decrease) increase in U.S. Treasury demand note	**(2,294,251)**	2,535,034	(508,804)
Purchase of treasury stock	**(475,904)**	(876,545)	(761,976)
Dividends paid	**(3,382,825)**	(3,430,236)	(1,842,370)
Net cash (used in) provided by financing activities	**(7,037,515)**	13,105,071	(142,634)
Net (decrease) increase in cash and cash equivalents	**(13,229,609)**	15,268,529	5,304,738
Cash and cash equivalents at beginning of year	**39,635,550**	24,367,021	19,062,283
Cash and cash equivalents at end of year	**$ 26,405,941**	$ 39,635,550	$ 24,367,021
Supplemental disclosure			
Cash paid during the year			
Interest	**$ 5,062,352**	$ 8,295,167	$ 11,081,691
Income taxes	**2,320,000**	1,970,000	1,360,000
Noncash investing and financing activities			
Real estate acquired through foreclosure	**$ 335,400**	$ 278,182	$ 2,305,441
Loans made in connection with sales of foreclosed real estate	**325,150**	139,800	2,126,038

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

Management's Statement of Responsibility for Financial Statements

Management is responsible for the preparation of the consolidated condensed financial statements and other related financial information included in this Summary Annual Report. The consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable. The financial statements which are contained in the Form 10-K furnished with the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders should be read in conjunction with these consolidated condensed financial statements.

/s/ Cornelius P. Holland, III
President & Chief Executive Officer

/s/ Alyson G. Beasley
Vice President & Treasurer

Southeastern Banking Corporation Board of Directors

Cornelius P. Holland, III
President &
Chief Executive Officer

Alyson G. Beasley
Vice President & Treasurer

Leslie H. Blair
Vice President,
Gowen Timber Company, Inc.

David H. Bluestein
Mayor,
City of Darien

Gene F. Brannen
Retired,
Brannen Seafood Company, Inc.

William Downey
Retired,
Golden Isles Realty Company, Inc.

Alva J. Hopkins, III
President,
Toledo Manufacturing Company

G. Norris Johnson
President,
Johnson Brothers Hardware, Inc.

Corporate Officers

Cornelius P. Holland, III
President &
Chief Executive Officer

Alyson G. Beasley
Vice President & Treasurer

Wanda D. Pitts
Secretary

Donald R. McCue
Consultant/Internal Auditor

Southeastern Bank Board of Directors

Cornelius P. Holland, III
President & Chief Executive Officer

R. Lanier Miles
Executive Vice President

Alyson G. Beasley
Controller

Leslie H. Blair
Vice President, Gowen Timber Company, Inc.

David H. Bluestein
Mayor, City of Darien

Gene F. Brannen
Retired, Brannen Seafood Company, Inc.

Archie C. Davis, Jr.
Retired Restaurateur

Albert P. Downey
Vice President, Golden Isles Realty Company, Inc.

Alva J. Hopkins, III
President, Toledo Manufacturing Company

Jerry W. Harper
Managing Partner, Schell & Hogan, LLP

Lawrence F. Jacobs
President, Jacobs Seafood Enterprises

G. Norris Johnson
President, Johnson Brothers Hardware, Inc.

A. Wade Strickland
Cardiologist, Jones Strickland & Certain

M. Farris Thomas, D.D.S.
Retired Dentist

Dan A. Williams
Retired

Emeritus Directors

William Downey

Gus Patelidas

E. B. Stapleton, Jr.

Charles A. Stebbins

Frank B. Williams, Jr.

Charles M. Williamson, Jr.

Southeastern Bank Corporate Officers

Cornelius P. Holland, III
President & Chief Executive Officer

R. Lanier Miles
Executive Vice President

Rodney P. C. Burney
Senior Vice President

E. Amanda Kirby
Senior Vice President

Alyson G. Beasley
Controller

Randall D. Hicks
Cashier & Security Officer

Wanda D. Pitts
Assistant Vice President & Secretary

Marvin L. Pipkin
Legal Counsel

Donald R. McCue
Consultant/Internal Auditor

Operational Staff

Paul H. Ploeger, III
Vice President, Compliance

Christina A. Belcher
Assistant Vice President, Proof Operations

Scott L. Sykes
Assistant Vice President, Data Processing

Ellen T. Washington
Assistant Technology Officer

Millie J. Ray
Assistant Controller

Latrelle M. Peterson
Assistant Cashier

Judy H. Doke
Assistant Auditor

Kathy C. Holt
Assistant Auditor

Janice N. Downie
Marketing & Training Officer

Banking Offices - Florida Locations

♦ **Callahan** - 1948 South Kings Road, Callahan, FL 32011, (904) 879-2613

Isidro R. Gajo, Jr.
Assistant Vice President & Branch Manager

Susan A. Patterson
Banking Officer

♦ **Hilliard** - 7964 W. County Road 108, Hilliard, FL 32046, (904) 845-4432

Suzanna S. Jones
Vice President & Branch Manager

Ann Dyal
Loan Officer

♦ **Yulee** - 1376 East State Road 200, Yulee, FL 32097, (904) 225-9313

Raymond W. Nance, Jr.
Vice President & Branch Manager

Joan S. Jones
Banking Officer

Southeastern Bank Banking Offices - Georgia Locations

- **Main Office: Darien** - 1010 Northway Street, Darien, GA 31305, (912) 437-4141

Diane Y. Martin
Vice President & Branch Manager

Christopher M. Harper
Assistant Vice President

- **Brunswick***- 650 Scranton Road, Brunswick, GA 31520, (912) 264-3307

Ronald M. Adams
Senior Vice President

Matthew K. Bragg
Credit Analyst

- **Douglas** - 620 S. Peterson Street, Douglas, GA 31533, (912) 384-1212

Tony E. Crews
Assistant Vice President & Branch Manager

Louise G. Wilson
Assistant Banking Officer

- **Eulonia** - Highway 17, Eulonia, GA 31331, (912) 832-4418

Thomas A. Todd, III
Loan Officer

Mary Odum
Assistant Banking Officer

- **Folkston** - 101 Love Street, Folkston, GA 31537, (912) 496-7345

Thomas R. Tillman
Vice President & Branch Manager

June D. Shattuck
Loan Officer

Janice S. Conner
Banking Officer

L. Geraldine Knowles
Operations Officer

Alice C. Murray
Mortgage Loan Officer

- **Hazlehurst** - 14 Hinson Street, Hazlehurst, GA 31539, (912) 375-5586

C. Harris Meadows
Vice President & Branch Manager

Andrea Q. Moeykens
Assistant Vice President

Mildred Kerns
Banking Officer

Jean Griffin
Assistant Banking Officer

- **Hoboken** - 107 E. Main Street, Hoboken, GA 31542, (912) 458-2116

Shirley L. Wainright
Vice President & Branch Manager

Darlene Wainright
Assistant Banking Officer

*Loan production office

Southeastern Bank
Banking Offices -
Georgia Locations, *continued*

♦ **Kingsland** - Highway 40 East, Kingsland, GA 31548, (912) 729-6700

B. Patricia Lee
Assistant Vice President & Branch Manager

Karla Rosengren
Mortgage Loan Officer

♦ **Nahunta** - 110 Bacon Street, Nahunta, GA 31553, (912) 462-5116

R. Eugene Crews
Vice President & Branch Manager

Larry Wainright
Assistant Vice President

Melissa Hendrix
Assistant Banking Officer

♦ **Nicholls** - 910 Van Streat Highway, Nicholls, GA 31554, (912) 345-2414

Vernice B. Jordan
Vice President & Branch Manager

Jana P. Carver
Assistant Banking Officer

♦ **Richmond Hill** - 2004 Highway 17, Richmond Hill, GA 31324, (912) 459-2323

Carolyn B. Ethridge
Assistant Vice President & Branch Manager

Christopher L. Lovell
Assistant Vice President

Kimberly R. White
Assistant Banking Officer

♦ **St. Marys** - 2512 Osborne Road, St. Marys, GA 31558, (912) 882-2265

Lisa J. Marino
Banking Officer

♦ **Woodbine** - Bedell Avenue & Highway 17, Woodbine, GA 31569, (912) 576-3221

Craig H. Morgan
Assistant Vice President & Branch Manager

Kimberly M. Lee
Assistant Banking Officer



Voice Banking

- Toll-Free - (800) 630-5776
- Darien & Eulonia - (912) 437-8700



Internet Banking

- www.southeasternbank.com

SBC Financial Services, Inc.
Board of Directors

Cornelius P. Holland, III
President

R. Lanier Miles
Executive Vice President,
Southeastern Bank

Alyson G. Beasley
Vice President & Treasurer,
Southeastern Banking
Corporation

David H. Bluestein
Mayor,
City of Darien

Officers

Cornelius P. Holland, III
President

Wanda D. Pitts
Secretary





115 Years Old

And Stronger Than Ever.

SOUTHEASTERN BANK

www.southeasternbank.com

MEMBER FDIC

EQUAL HOUSING LENDER

Shareholder Information

Corporate Headquarters
Southeastern Banking Corporation
1010 Northway Street
Darien, GA 31305
(912) 437-4141

Corporate Mailing Address
Southeastern Banking Corporation
P. O. Box 455
Darien, GA 31305
www.southeasternbank.com

Subsidiaries
- Southeastern Bank
  - Voice Banking:
    - Toll-Free – (800) 630-5776
    - Darien & Eulonia – (912) 437-8700
  - Internet Banking:
    - www.southeasternbank.com
- SBC Financial Services, Inc.
  - All Locales – (912) 437-4141

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 3:00 p.m. on Wednesday, May 12, 2004 at Southeastern Bank, 1010 Northway Street, Darien.

Stock Trading
The Company's common stock is traded over-the-counter under the symbol SEBC.

Shareholders of Record
On December 31, 2003, the Company had approximately 500 shareholders of record.

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

Principal Market Makers
The following make a market in Southeastern Banking Corporation stock:
- Morgan Keegan
- Sterne Agee

Stock Prices and Dividends Declared By Quarter

- 2003

	4th	3rd	2nd	1st
Market Prices				
High	**25.90**	**22.00**	**24.50**	**20.50**
Low	**22.00**	**20.50**	**19.00**	**17.76**
Dividends	**0.64**	**0.12**	**0.12**	**0.12**

- 2002

	4th	3rd	2nd	1st
Market Prices				
High	18.00	19.50	17.50	15.50
Low	17.35	16.16	14.75	13.30
Dividends	0.6555	0.115	0.115	0.115

Investor Inquiries
Analysts, investors, and others seeking information should contact:
- Alyson G. Beasley or Wanda D. Pitts
  (912) 437-4141

Independent Auditors
Mauldin & Jenkins, LLC
Albany, GA

Southeastern Banking Corporation and its subsidiaries are Equal Opportunity Employers.

Southeastern Bank is a member of the Federal Deposit Insurance Corporation.

Act to said Corporation shall not be repealed or changed so as to effect its powers faithfully to ... out any trust entered into by said Corporation so as to injure any interest committed to its care and management, without the consent of all the stockholders, creditors and persons interested.

Section XII. Be it further enacted, that this charter shall be in force and effect for the term of fifty (50) years from the date of the organization of said Corporation.

Section XIII. Be it further enacted, that all laws and parts of laws in conflict with this Act be and the same are hereby repealed.

Speaker of House of Reps.

Clerk of House of Reps.

T. G. du Bignon,
President of the Senate,

William Augustus Harris,
Secretary of Senate.

Approved Dec. 8th 1888.

J. B. Gordon, Governor.